Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K, for the fiscal year ended December 31, 2016, as amended by its amendment No.1 on Form 18-K/A filed on June 12, 2017 (the “2016 Annual Report”). References in this Exhibit 1 to Amendment No. 2 to the 2016 Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings in Exhibit 99.D to the 2016 Annual Report, as amended.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated.

Change in Gross Domestic Product by Expenditure

(% change from previous period, except as otherwise indicated, 2005 prices)

January/March 2017/2016(1)(2)
Government consumption	(0.6)%
Private consumption	4.3
Gross fixed investment	(1.1)
Public sector (% of gross fixed investment)	(6.5)
Private sector (% of gross fixed investment)	0.0
Exports of goods and services	4.9
Imports of goods and services	3.6
Total GDP	4.3
___________
(1)	Preliminary data.
(2)	January 1 - March 31, 2017 compared to January 1 - March 31, 2016

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding changes in GDP by expenditure for the periods indicated.

Change in Gross Domestic Product by Sector

(% change from previous period, except as otherwise indicated, 2005 prices)

January/March 2017/2016(1)(2)
Primary activities	4.3%
Manufacturing	(1.6)
Electricity, gas and water	1.4
Construction	0.7
Commerce, restaurants and hotels	8.7
Transportation, storage and communications	9.4
Other services(3) (4) (5)	1.4
Total GDP	4.3
___________
(1)	Preliminary data.
(2)	January 1- March 31, 2017 compared to January 1- March 31, 2016
(3)	Data includes mining.
(4)	Includes public sector services and other services.
(5)	Includes real estate, business, financial and insurance services.

Source: Banco Central.

Uruguay’s GDP increased by 4.3% during the first quarter of 2017 compared to the same period in 2016. The sectors that mostly contributed to GDP growth were transportation, storage and communications, commerce restaurants and hotels, and primary activities.

Growth in the transportation, storage and communications sector (9.4% in the first quarter of 2017 compared to the same period in 2016) was mainly driven by an increase in the use of data services.

Growth in the commerce, restaurants and hotel sector (8.7% in the first quarter of 2017 compared to the same period in 2016) was mainly the result of an increase in tourism-related services.

Growth in primary activities (4.3% in the first quarter of 2017 compared to the same period in 2016) was mainly due to the increase in the agriculture, livestock and dairy sectors.

The electricity, gas and water sector expanded 1.4% in the first quarter of 2017 compared to the same period in 2016, mainly as a result of the increase in electricity generation by renewable sources compared to the same quarter of last year, wind power in particular.

The manufacturing sector, however, contracted 1.6% in the first quarter of 2017 compared to the same period of 2016, mainly as a result of scheduled maintenance work in the oil refinery.

EMPLOYMENT, LABOR AND WAGES

Employment

Estimates of the National Statistics Institute indicate that the average nationwide unemployment rate stood at 7.8% in June 2017, compared to 7.5% in June 2016, while the average nationwide employment rate decreased to 57.3% in June 2017, compared to 58.5% in June 2016.

Wages

For the 12-month period ended July 31, 2017, average real wages increased by 2.7% compared to 0.7% for the 12-month period ended July 31, 2016.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended July 31, 2017 totaled US$7.5 billion, compared to US$7.1 billion for the same period in 2016. Merchandise imports totaled US$7.7 billion for the 12-month period ended July 31, 2017, compared to US$7.6 billion for the 12-month period ended July 31, 2016.

Merchandise trade for the 12-month period ended July 31, 2017 recorded a deficit of US$194 million, compared to a deficit of US$524 million for the 12-month period ended July 31, 2016.

BALANCE OF PAYMENTS

Current Account

For the 12-month period ended March 31, 2017, the current account balance recorded a surplus of U.S.$279.6 million, mainly due to a U.S.$258.4 million merchandise trade balance surplus.

International Reserves

As of August 31, 2017, the international reserve assets of Banco Central totaled US$14.5 billion, including US$5.7 billion in reserves and voluntary deposits of the Uruguayan banking system.

MONETARY POLICY AND INFLATION

Monetary Policy

Aggregate M1’ interannual average growth in the 12-month period ended July 31, 2017 stood at 16.3%, above the target range set by Banco Central of 11% - 13% for the third quarter of 2017 due to increased transactional demand for money as a result of a greater than expected level of activity and portfolio reallocation towards Uruguayan Peso denominated assets.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the periods indicated.

	Percentage Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
For the 12 months ended August 31, 2017	5.4%	2.1%

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Source: National Institute of Statistics.

The 12-month rolling consumer price inflation rate decreased to 5.4% in August 2017. For the 12-month period ended August 31, 2017 wholesale price inflation also increased to 2.1%.

The weighted average annual interest rate for 91- to 180-day term deposits in U.S. dollars in the banking system was 0.2% both in June 2017 and June 2016. The weighted average annual interest rate for 91- to 180-day term deposits in pesos in the banking system was 5.5% and 5.6% in June 2017 and June 2016, respectively.

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended August 31, 2017	29.294	27.809	28.487	28.820

___________

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

FISCAL POLICY

On June 20, 2017, the government submitted to Congress a draft bill containing an annual report on the execution of the 2015-2019 budget for fiscal year 2016 (the “2016 Rendición de Cuentas”). The 2016 Rendición de Cuentas contemplates a reduction of the consolidated public sector deficit from 3.9% of GDP in 2016 to 2.5% of GDP in 2019. The budget also contemplates an increase in the public sector primary balance from (0.5)% of GDP in 2016 to 0.8% of GDP in 2019.

As of August 31, 2017, Congress had not yet approved the annual report on the execution of the budget 2015-2019 for the fiscal year ended December 31, 2016.

The following table sets forth the government’s main macroeconomic assumptions and policy targets for 2017 included in the budget review submitted to Congress.

Main Macroeconomic Assumptions and Policy Target for 2017

Real GDP growth	2%
Annual Average Consumer Price Inflation (CPI)	6.4%
Public Sector Primary Balance	0.1% of GDP
Public Sector Overall Balance	(3.3)% of GDP
Real Wage Growth	3.5%
Current Account Balance	(0.5%) of GDP

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Source: Ministry of Economy and Finance.

The figures set forth above represent the government’s forecast with respect to the Uruguayan economy for 2017. While the government believes that these assumptions and targets were reasonable when formulated, some are beyond its control or significant influence, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results for 2017 will not differ materially from the figures set forth above.

PUBLIC SECTOR FINANCES

In the 12-month period ended July 2017, Uruguay’s public sector deficit represented approximately 3.6% of GDP, compared to a deficit representing 3.4% of GDP for the 12-month period ended July 2016.

PUBLIC SECTOR DEBT

Domestic Debt

Between December 31, 2016 and August 31, 2017, the central government issued peso-denominated and peso-denominated CPI-linked treasury notes for an aggregate principal amount equivalent to US$456 million.

External Debt

In June 2017, Uruguay completed a series of transactions, including the issuance of its peso-denominated Global Benchmark Bonds due 2022, for an aggregated principal amount of US$1.25 billion, of which the equivalent of US$250 million principal amount were issued in exchange for Global UI Bonds due 2018 and domestic peso denominated Treasury Notes due 2018.

The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of March 31, 2017.

Total Public External Debt, Net of International Reserve Assets

(in millions of US$)

	As of March 31, 2017(1)
Total gross public external debt	US$	15,580
Less external assets:
Non-financial public sector		107
Banco Central		13,576
Of which:
Banco Central international reserve assets(2)		12,689
Other assets		887

Total public external debt, net of assets	US$	1,897
___________
(1)	Preliminary data.
(2)	Gold valued for each period at London market prices at end of period.

Source: Banco Central.

Total Debt

The gross public debt totaled US$33.4 billion as of March 31, 2017, compared to US$33.3 billion as of December 31, 2016.

As of March 31, 2017, 49% of the total gross public debt was denominated in foreign currencies and 51% in Uruguayan pesos, compared to 53% and 47%, respectively, as of December 31, 2016.